Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

VIA EDGAR TRANSMISSION

May 30, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of Seaspan Corporation’s Registration Statement on

Form F-3 (File No. 333-151250)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Seaspan Corporation (the “Company”) hereby applies for withdrawal of the Company’s registration statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2008 (File No. 333-151250) (the “Registration Statement”).

The Registration Statement was filed under an incorrect EDGAR filing code. The Company plans to file another registration statement under the EDGAR filing code Form F-3D. The Registration Statement was not declared effective by the Commission. No sales of the Company’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Charles E. Carpenter of Vinson & Elkins L.L.P. at (212) 237-0219.

Sincerely,

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer